================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                            LENNOX INTERNATIONAL INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    526107107
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|         Rule 13d-1(b)
|_|         Rule 13d-1(c)
|X|         Rule 13d-1(d)

--------------------------------------------------------------------------------

CUSIP No. 526107107                   13 G                     Page 2 of 4 Pages

--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Steven R. Booth

--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------

3 SEC USE ONLY

--------------------------------------------------------------------------------

4 CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

--------------------------------------------------------------------------------
          NUMBER OF              5      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                    730,361 shares
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
--------------------------------------------------------------------------------
                                 6      SHARED VOTING POWER

                                        2,238,057 shares
--------------------------------------------------------------------------------
                                 7      SOLE DISPOSITIVE POWER

                                        730,361 shares
--------------------------------------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        2,238,057  shares
--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,968,418 shares
--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.3 %
--------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13G

     Steven R. Booth hereby amends and supplements his Statement on Schedule 13G as originally filed on February 14, 2000 (the "Original Statement"), with respect to common stock, par value $.01 per share (the "Common Stock"), of Lennox International Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 4. Ownership.

        Item 4 of the Original Statement is hereby amended and supplemented as of December 31, 2000 as follows:

        (a)  Amount beneficially owned:  2,968,418 shares

        (b)  Percent of class: 5.3 %

        (c)  Number of shares as to which the reporting person has:

             (i)     sole power to vote or direct the vote: 730,361

             (ii)    shared power to vote or direct the vote: 2,238,057

             (iii)   sole power to  dispose  or to direct  the  disposition  of:
                     730,361

             (iv)    shared power to dispose or to direct the disposition of:
                     2,238,057

             Included in the aggregate amount of shares beneficially owned by Mr. Booth are 58,938 shares of Common Stock owned by Mr. Booth's spouse. Mr. Booth disclaims beneficial ownership of these shares.

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2001


                                          /s/ Steven R. Booth
                                          ----------------------------------
                                          Steven R. Booth